UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Borr Drilling Limited

S. E. Pearman Building
2nd Floor9 Par-la-Ville Road
Hamilton HM11
Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Borr Drilling Limited - Q3 2019 Presentation

Please find enclosed the presentation of Borr Drilling Limited's third quarter 2019 results to be held on the webcast / conference call 26 November 2019 at 3:00PM CET/9:00 AM New York).

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Financial Statements and Exhibits.

Exhibit	Description

99.1	Third Quarter 2019 Results Presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORR DRILLING LIMITED

Date:	November 27, 2019	By:	/s/ Svend Anton Maier
Svend Anton Maier
Chief Executive Officer